SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Precision Auto Care, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                        (Title of Classes of Securities)

                                   74018 R 105
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                                 (CUSIP Number)

                               William P. Stiritz
                          Suite 101, 10401 Clayton Road
                               St. Louis, MO 63131
                                 (314) 692-3214
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1997
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).

CUSIP NO. 74018 R 105              SCHEDULE 13D                Page 2 of 5 Pages

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1)    NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (Entities Only)

      William P. Stiritz
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [   ]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS

      PF
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                  7    SOLE VOTING POWER                500,000
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY EACH     -------------------------------------- -----------------------
REPORTING         9    SOLE DISPOSITIVE POWER           500,000
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       500,000
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [ X ]
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13)    Percent of Class Represented by Amount in Row (11)

       9.13%
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14) Type of Reporting Person

    IN
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

CUSIP NO. 74018 R 105            SCHEDULE 13D                  Page 3 of 5 Pages

Item 1. Security and Issuer.

     Common Stock, $.01 Par Value;
     Precision Auto Care, Inc.
     748 Miller Drive, S.E.
     Leesburg, Virginia  20175

Item 2. Identity and Background.

     (a)  William P. Stiritz

     (b)  Suite 101, 10401 Clayton Road
          St. Louis, Missouri  63131

     (c)  Chairman of the Board
          Ralston Purina Co.
          Checkerboard Square
          St. Louis, Missouri  63164

     Producer of dog and cat foods, dry cell battery products, and other pet products.

     (d) Mr. Stiritz has not during the last five years been convicted in a criminal proceeding.

     (e) Mr. Stiritz has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

     Personal funds -- $3,406,250.

Item 4. Purpose of Transaction.

     The securities were acquired for investment.

     Mr. Stiritz does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Stiritz beneficially owns 500,000 shares of common stock of Precision Auto Care, Inc. which constitutes 9.13 percent of the total amount of stock in that class. This does not include 10,000 shares owned by Nicholas P. Stiritz, the son of William P. Stiritz, who disclaims beneficial ownership of such 10,000 shares or the existence of a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934.

     (b) Mr. Stiritz has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Precision Auto Care, Inc. common stock.

     (c) On December 23, 1997, Mr. Stiritz purchased 500,000 shares of Precision Auto Care, Inc. common stock through A. G. Edwards & Sons, Inc. at a price of $6.8125 per share.

     (d) Not applicable.

     (e) Not applicable.

CUSIP NO. 74018 R 105            SCHEDULE 13D                  Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Stiritz has no contracts, arrangements, understandings or relationships with any person with respect to any securities of Precision Auto Care, Inc.


Item 7. Material to be Filed as Exhibits.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 1997                              /S/ William P. Stiritz
                                        ----------------------------------------
                                                      (Signature)

                                        ----------------------------------------
                                                     (Name/Title)